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                      AMERICAN FOUNDATION LIFE INSURANCE COMPANY
                                 2801 HWY. 280 SOUTH
                              BIRMINGHAM, ALABAMA 35223

                          TAX-SHELTERED ANNUITY ENDORSEMENT

The Contract to which this Tax-Sheltered Annuity Endorsement is attached is amended as of its Effective Date as follows:

1. The Annuitant must be an individual who is the sole Owner and, except as otherwise permitted by this Endorsement, all payments made from the Contract while the Annuitant is alive must be made to the Annuitant.

    The Owner's interest in the Contract is nontransferable within the meaning of Internal Revenue Code (the "Code") Section 401(g) and applicable regulations. In particular, the Contract may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of any obligation or for any other purpose, to any person other than the Company. Except as provided by law, the Owner's interest in the Contract is nonforfeitable. Except as otherwise permitted under the Code and applicable regulations, the Annuitant cannot be changed.

2. The Owner must be an employee of an organization described in Code Section 403(b)(1)(A). If the Contract is used as a funding mechanism for a rollover under Code Sections 403(b) or 408(d)(3), or a nontaxable transfer, the Owner must be one individual and that same individual must be the Annuitant.

3.  Regardless of any other provision of the Contract or this Endorsement,

    (a) Unless otherwise permitted under applicable law, the entire interest of the Owner will be distributed, or commence to be distributed, no later than the "Required Beginning Date," in equal or substantially equal amounts over:

         (1) the life of the Owner, or the lives of the Owner and his or her designated beneficiary (within the meaning of Code Section 401(a)(9)), or

         (2) a period not extending beyond the life expectancy of the Owner, or the joint and last survivor expectancy of the Owner and his or her designated Beneficiary.

         Except as otherwise provided by law, the term "Required Beginning Date" as used in this Endorsement means April 1 of the calendar year following the later of (1) the calendar year in which the Owner attains age 70-1/2; and (2) the calendar year in which the Owner retires. However, the Required Beginning Date means April 1 of the calendar year following the calendar year in which the Owner attains age 70-1/2 for an Owner who (1) is a 5-percent owner (as defined in Code Section 416) of the


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         organization described in Section 2 of this Endorsement with respect to the plan year ending in the calendar year in which the Owner attains age 70-1/2; and (2) is not in a governmental plan or church plan (as defined in Code Section 401(a)(9)(C)).

         Payments must be made in periodic intervals of no longer than one year. In addition, payments must be either nonincreasing or they may increase only as provided in Q&A F-3 of Section 1.401(a)(9)-1 of the Proposed Income Tax Regulations.

    (b) If the Owner's interest is to be distributed over a period greater than one year, the amount to be distributed by December 31 of each year (including the year in which the Required Beginning Date occurs) shall be made in accordance with the requirements of Code Section 401(a)(9) and the regulations thereunder, including the incidental death benefit requirements of Code Section 401(a)(9)(G) and the regulations thereunder, including the minimum distribution incidental benefit requirement of Section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

4.  Notwithstanding any other provision of the Contract or this Endorsement,

    (a) Unless otherwise permitted under applicable law, if the Owner dies before the Required Beginning Date and an irrevocable annuity distribution has not begun, the entire interest will be distributed in accordance with one of the following three provisions:

         (1) The entire interest will be paid by December 31 of the calendar year containing the fifth anniversary of the Owner's death.

         (2) If the interest is payable to an individual who is the Owner's designated beneficiary, except as provided in paragraph (3) below, the entire interest will be distributed beginning within one year of the Owner's death and will be made (in accordance with the regulations under Code Section 401(a)(9)) over the life of the designated beneficiary, or over a period not extending beyond the life expectancy of the designated beneficiary. An irrevocable election of this method of distribution must be made by the designated beneficiary within one year of the Owner's death.

         (3) If the designated beneficiary in paragraph (2) above is the Owner's surviving spouse, the spouse may irrevocably elect to receive equal or substantially equal payments over the life of the surviving spouse, or over a period not extending beyond the life expectancy of the surviving spouse, commencing at any date on or before the later of: (i) December 31 of the calendar year immediately following the calendar year in which the Owner died; and (ii) December 31 of the calendar year in which the Owner would have attained age 70-1/2. Such election by the surviving spouse must be made no later than the earlier of December 31 of the calendar year containing the fifth anniversary of the Owner's death or the date distributions are required to begin pursuant to the preceding sentence.


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              If the surviving spouse dies before distributions begin, the limitations of this Section 4(a) (without regard to this paragraph (3)) shall be applied as if the surviving spouse were the Owner.

    (b) Unless otherwise permitted under applicable law, if the Owner dies on or after the Required Beginning Date (or if distributions have begun before the Required Beginning Date as irrevocable annuity payments), the remaining portion of such interest, if any, will continue to be distributed at least as rapidly as under the method of distribution being used at the time of the Owner's death.

    (c) Distributions under this Section 4 are considered to have begun if distributions are made on account of the Owner reaching his or her Required Beginning Date or if prior to the Required Beginning Date distributions irrevocably commence to an Owner over a period permitted and in an annuity form acceptable under Section 1.401(a)(9) of the Proposed Income Tax Regulations.

5. Life expectancy is computed by use of the expected return multiples in Tables V and VI of Section 1.72-9 of the Income Tax Regulations. Life expectancies shall be recalculated unless such recalculation is not permitted, or the Owner (or for purposes of distributions beginning after the Owner's death, the Owner's surviving spouse) elects at the time distributions are to begin that life expectancies are not to be recalculated annually. Such an election shall be irrevocable as to the Owner (or the Owner's surviving spouse), and shall apply to all subsequent years. The life expectancy of a non-spouse beneficiary may not be recalculated, and shall be calculated using the attained age of such beneficiary during the calendar year in which distributions are required to begin pursuant to this Endorsement. Payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

6. Annuity Premiums are payable in cash and may not include amounts other than a rollover contribution (as permitted by Code Sections 403(b)(8) and 408(d)(3)) and a nontaxable transfer from another contract qualifying under Code Section 403(b) or from a custodial account qualifying under Code
    Section 403(b)(7). In all events, payments made pursuant to a salary reduction agreement shall be limited to the extent provided in Code Section 402(g). Payments shall not exceed the amount allowed by Code Section 415. To the extent payments are in excess of the amounts permitted under Code Sections 402(g), 415, or 403(b)(2), the Company may distribute amounts equal to such excess as permitted by applicable law.

7. Notwithstanding any other provision of the Contract, withdrawals and other distributions attributable to contributions made pursuant to a salary reduction agreement after December 31, 1988, and the earnings on such contributions and on amounts held as of December 31, 1988, shall not be paid unless the Owner has reached age 59-1/2, separated from service, died, became disabled (within the meaning of Code Section 72(m)(7)), or incurred a hardship; provided that amounts permitted to be distributed in the event of hardship shall be limited to actual salary deferral contributions (excluding earnings thereon); and provided further that amounts may be distributed pursuant to a Qualified Domestic Relations Order to the extent permitted by Code Section 414(p).


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8.  Notwithstanding any other provision of the Contract, an Annuity Premium made by a permitted rollover or a nontaxable transfer from a custodial account qualifying under Code Section 403(b)(7), and the earnings of such amounts, shall not, except to the extent otherwise provided by Federal tax law, be paid or made available unless the Owner has reached age 59-1/2, separated from service, died, became disabled (within the meaning of Code
    Section 72(m)(7)), or in the case of such amounts attributable to contributions made under the custodial account pursuant to a salary reduction agreement, incurred a hardship; provided that amounts permitted to be distributed in the event of hardship shall be limited to amounts attributable to actual salary deferral contributions made under the custodial account (excluding earnings thereon); and provided further that amounts may be distributed pursuant to a Qualified Domestic Relations Order to the extent permitted by Code Section 414(p).

9. A distributee may elect, at the time and in the manner prescribed by us, to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan specified by the distributee in a direct rollover.


    (a) A distributee includes an Owner. In addition, the Owner's surviving spouse and the Owner's spouse or former spouse who is the alternative payee under a Qualified Domestic Relations Order, as defined in
         Section 414(p), are distributees with regard to the interest of the spouse or former spouse.

    (b) An eligible rollover distribution is any distribution of all or any portion of the balance to the credit of the distributee, except that an eligible rollover distribution does not include (1) any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the distributee or the joint lives (or joint and survivor expectancies) of the distributee and the distributee's designated beneficiary, or for a specified period of ten years or more; (2) any distribution to the extent such distribution is required under Code Section 401(a)(9); and (3) the portion of any distribution that is not includible in gross income (determined without regard to the exclusion for net unrealized appreciation with respect to employer securities).

    (c) An eligible retirement plan is an annuity described in Code Section 403(b), an Individual Retirement Account described in Code Section 408(a), or an Individual Retirement Annuity described in Code Section 408(b), that accepts the distributee's eligible rollover distribution. However, in the case of an eligible rollover distribution to the surviving spouse, an eligible retirement plan is an Individual Retirement Account or an Individual Retirement Annuity.

    (d) A direct rollover is a payment by us to the eligible retirement plan specified by the distributee.

10. Annuity payments will be based on unisex rates.


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11. All references in the Contract to Code Section 72(s) are deleted.

12. All annuity options under the Contract must meet the requirements of Code
    Section 403(b)(10) and applicable regulations, including the requirement that payments to persons other than the Owner are incidental. The provisions of this Endorsement reflecting the requirements of Code Sections 401(a)(9) and 403(b)(10) override any annuity option which is inconsistent with such requirements.

    If guaranteed payments are to be made under the Contract, the period over which the guaranteed payments are to be made must not exceed the shorter of
    (1) the Annuitant's life expectancy, or if a Joint Annuitant is named, the joint and last survivor expectancy of the Annuitant and the Joint Annuitant, and (2) the applicable maximum period under Section 1.401(a)(9)- 2 of the Proposed Income Tax Regulations.

    The market value adjustment and surrender charge will not be applied to the extent of a distribution required under Code Section 401(a)(9) and 403(b)(10) for this Contract.

13. The Company reserves the right, and the Owner agrees the Company shall have such right, to make any amendments to this Endorsement from time to time as may be necessary to comply with the Code, as amended, and any regulations relating to the Contract as a Tax Sheltered Annuity under Code Section 403(b). We will notify you immediately of any such changes.

14. The terms of the Contract and Endorsement are subject to the provisions of any plan under which the Contract and Endorsement are issued.

Signed for the Company as of the Effective Date.

AMERICAN FOUNDATION LIFE INSURANCE COMPANY



    /s/ Deborah J. Long

        Deborah J. Long
           Secretary


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